Exhibit d(2)

Final

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made this 25 day of May 2022, by and among BALMORAL SWAN PARENT, INC., a Delaware corporation (“Parent”); BALMORAL SWAN MERGERSUB, INC., a Delaware corporation and a wholly owned, direct subsidiary of Parent (“Merger Sub”); and TRECORA RESOURCES, a Delaware corporation (the “Company”).

BACKGROUND:

WHEREAS, Parent, Merger Sub, and Company entered into that certain Agreement and Plan of Merger, dated as of May 11, 2022 (the “Merger Agreement”) (capitalized terms not defined herein shall have the meanings contained in the Merger Agreement); and

WHEREAS, the parties have determined that a filing under the HSR Act is not required and desire to amend the Merger Agreement as hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual promises herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Effective Date; Survival and Amendment of Merger Agreement

1.01 Effective Date. This Amendment shall become effective as of the date hereof (the “Effective Date”).

1.02 Survival of Merger Agreement; No Novation. Except to the extent specifically amended herein, the Merger Agreement shall remain in full force and effect. This Agreement is not a novation of the Merger Agreement. The parties agree that all terms and conditions of the Merger Agreement, as and to the extent amended by this Amendment, shall remain in full force and effect.

1.03 Specific Terms of Merger Agreement Amended. The Merger Agreement is hereby amended as follows, effective as of the Effective Date:

(a) Section 1.1(d)(i) is hereby amended and restated to read in its entirety as follows:

“(i) Unless the Offer is extended pursuant to and in accordance with this Agreement, the Offer shall initially be scheduled to expire at one (1) minute following 11:59 p.m., New York City time, on the twentieth (20th) Business Day following (and including the day of) the commencement of the Offer (determined pursuant to Rule 14(d)-1(g)(3) promulgated under the Exchange Act) (as such date and time may be extended, the “Expiration Time”), unless otherwise agreed to in writing by Parent and the Company. In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended

(b) Section 1.1(e) is hereby amended and restated to read in its entirety as follows:

“(e) Payment for Company Shares. On the terms and subject to the conditions set forth in this Agreement and the Offer, including the satisfaction of all conditions to the Offer set forth in Annex A, Merger Sub shall (and Parent shall cause Merger Sub to), at or as promptly as practicable following the Expiration Time (as it may be extended in accordance with Section 1.1(d)(ii)), but in any event within one Business Day thereof, irrevocably accept for payment, and, at or promptly following the Acceptance Time, but in any event within three Business Days thereof, pay for, all Company Shares that are validly tendered and not withdrawn pursuant to the Offer; provided that with respect to Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, Merger Sub shall be under no obligation to make any payment for such Company Shares unless and until such Company Shares are delivered in settlement or satisfaction of such guarantee. Without limiting the generality of the foregoing, Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds that are necessary to pay for any and all Company Shares that Merger Sub becomes obligated to purchase pursuant to the Offer and this Agreement. For the avoidance of doubt, Merger Sub shall not, without the prior written consent of the Company, accept for payment or pay for any Company Shares if, as a result, Merger Sub would acquire less than the number of Company Shares necessary to satisfy the Minimum Condition. The Offer Price payable in respect of each Company Share validly tendered and not withdrawn pursuant to the Offer shall be paid without interest, net to the holder thereof in cash, subject to reduction for any withholding Taxes payable in respect thereof pursuant to Section 3.5. The Company shall register the transfer of any Company Shares irrevocably accepted for payment effective immediately after the Acceptance Time.”

(c) The following sentence is hereby added to the end of Section 5.4:

“Parent, with authorization of its Ultimate Parent Entity (if different), hereby represents that the Acquiring Person’s annual net sales and total assets as determined under the HSR Act do not exceed the current above $20.2 million size-of-person jurisdictional threshold set forth therein, with all terms in this sentence that are defined in the HSR Act having the meanings given them therein.”

(d) The last sentence of Section 6.4(a) is hereby removed entirely.

(e) Clause (B)(7) of Annex A is hereby removed entirely and the references to Clause (B)(7) of Annex A in Section 8.1(b) and Section 8.3(b) shall be disregarded, with such sections being be read as if the references do not exist.

2.	Miscellaneous.

2.01 Full Force and Effect. The Merger Agreement remains in full force and effect according to the original terms thereof, as amended by this Amendment.

2.02 Headings. The headings and subheadings contained in the titling of this Amendment are intended to be used for convenience only and shall not be used or deemed to limit or diminish any of the provisions hereof.

2.03 Recitals. The Recitals hereto are hereby incorporated into and made a part of this Amendment.

2.04 Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto on separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute one and the same instrument. Executed copies hereof may be delivered by facsimile or other electronic means such as by transfer of a PDF file by electronic mail and upon receipt shall be deemed originals and binding upon the parties hereto.

2.05 Governing Law. This Amendment will be construed in accordance with and governed by the Laws of the State of Delaware.

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IN WITNESS WHEREOF, the parties hereto have executed or caused to be executed this Amendment under seal as of the date first above written.

BALMORAL SWAN PARENT, INC.

By:	/s/ Jonathan A. Victor
Name: Jonathan A. Victor
Title: Authorized Person

BALMORAL SWAN MERGERSUB, INC.

By:	/s/ Jonathan A. Victor
Name: Jonathan A. Victor
Title: Authorized Person

TRECORA RESOURCES

By:	/s/ Patrick D. Quarles
Name: Patrick D. Quarles
Title: Chief Executive Officer

[Signature Page to Amendment to Agreement and Plan of Merger]